*** GRAPHON LETTERHEAD ***

November 8, 2005

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 4561
Washington, D.C. 20002

RE:	GraphOn Corporation Amendment Number 2 to Form S-1 Filed September 29, 2005 File No. 333-124791
Supplemental response dated October 11, 2005 to comment on Form 10-Q for the Fiscal Quarter Ended March 31, 2005 Filed on May 23, 2005 File No. 0-21683

Dear Mr. Shuman:

We are filing, via EDGAR, Amendment No. 3 to the above referenced Registration Statement. We are sending the Staff under separate cover five copies of the Registration Statement in paper format marked to indicate changes from the prior filing.

Please find below our response to the question raised in your comment letter of October 11, 2005. Should you have any further follow-up questions to this, or other items, kindly contact me and I will provide you with responses as quickly as possible. I have listed your question followed by our response.

Form 10-Q For the Period Ending March 31, 2005

Note 3. 2005 Private Placement, Page 6

1.
We note in your response to prior comment #4 that you continue to believe the holder's lack of control over the ability to convert results in the inapplicability of the guidance in EITF 98-5. As previously requested, tell us what authoritative literature you relied upon to make this determination. That is, indicate the basis for your analysis of the "two essential criteria of a convertible security." The instruments were "preferred stock" and contained a conversion feature that even though it was automatic the instruments were still convertible. Further, since a beneficial conversion feature existed at the date of the private placement, tell us how you considered the guidance in paragraph 13 of EITF 98-5.

        Reference is made to footnotes 2, 3, 4, 8, the explanatory note page and pages 2, 3 and 20 of Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2005.

        Reference is made to footnotes 2, 3, 6, 10, the explanatory note page and pages 2, 3 and 22 of Amendment No. 1 to Form 10-Q for the quarterly period ended June 30, 2005.

        Reference is made to pages 3, 10, 24, F-3, F-4, F-5, F-11, footnote 1 on F-12 and footnote 6 on F-14 of the preliminary prospectus.

        Please do not hesitate to contact me at 831-475-3032, or Bob Dixon, GraphOn Controller, at (831) 475-3018 if you have any questions or comments.

Sincerely,

/s/ William D. Swain William D. Swain Chief Financial Officer
cc:	Ira I. Roxland, Esq. Sonnenschein, Nath & Rosenthal LLP 1221 Avenue of the Americas, 24th floor New York, NY 10020 (212) 768-6700 ph (212) 768-6800 fx